September 24, 2025

Christopher Bellacicco
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”) on behalf of the following series:

T. Rowe Price Active Core International Equity ETF
T. Rowe Price Active Core U.S. Equity ETF
T. Rowe Price Emerging Markets Equity Research ETF
T. Rowe Price High Income Municipal ETF
T. Rowe Price Innovation Leaders ETF
T. Rowe Price Long Municipal Income ETF
T. Rowe Price Multi-Sector Income ETF
T. Rowe Price Short Municipal Income ETF (each a “Fund” and together, “Funds”)

File Nos.: 333-235450/811-23494

Dear Mr. Bellacicco:

The following is in response to your comments provided on September 16, 2025, regarding the Registrant’s registration statement filed on Form N-1A on August 1, 2025 (the “Registration Statement”). Your comments and our responses are set forth below.

Active Core International Equity ETF and Active Core U.S. Equity ETF

1.	Comment: Please disclose in a footnote the period that the fee waiver or expense reimbursement arrangement is expected to continue, including the expected termination date. Also, briefly describe who can terminate the arrangement and under what circumstances.

Response:     The Registrant confirms that only Active Core International Equity ETF and Active Core U.S. Equity ETF of the Funds will have any fee waiver or expense reimbursement arrangement. Below are the Fees & Expense table of each Fund with any fee waiver and the respective footnotes. The tables and footnotes will be updated in the respective Fund’s registration statement.

Active Core International Equity ETF
Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.20%

Other expenses	—

Total annual fund operating expenses	0.20

Fee waiver/expense reimbursement	(0.20)	[a]

Total annual fund operating expenses after fee waiver/expense reimbursement	0.00	[a]
[a]	T. Rowe Price Associates, Inc., has contractually agreed through January 30, 2027, to waive and/or bear all the fees and expenses, which encompasses the fund’s first year of operations. Before January 30, 2027, the waiver may only be amended or terminated with approval by the fund’s Board of Directors. The amounts waived are not subject to recoupment and/or reimbursement.

Active Core U.S. Equity ETF
Fees and Expenses of the Fund

Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.14%

Other expenses	—

Total annual fund operating expenses	0.14

Fee waiver/expense reimbursement	(0.14)	[a]

Total annual fund operating expenses after fee waiver/expense reimbursement	0.00	[a]
[a]	T. Rowe Price Associates, Inc., has contractually agreed through January 30, 2027, to waive and/or bear all the fees and expenses, which encompasses the fund’s first year of operations. Before January 30, 2027, the waiver may only be amended or terminated with approval by the fund’s Board of Directors. The amounts waived are not subject to recoupment and/or reimbursement.

2.	Comment: In the Expense Example, if the fee waiver is reflected in the expense example, please clarify that the example only reflects the waiver for the period in which the waiver is expected to continue.

Response:     The Registrant will update the disclosure in the Expense Example of each Fund, as shown below (additions underlined):

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the fund for the time periods indicated and then sell all of your shares at the end of those periods, that your investment has a 5% return each year, and that the fund’s fees and expenses remain the same. The example also assumes that any current fee waiver or expense reimbursement arrangement remains in place only for the period noted in the previous table; therefore, the figures have been adjusted to reflect fee waivers or expense reimbursements only in the periods for which the fee waiver or expense reimbursement arrangement is expected to continue. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

3.	Comment: Each Fund states in the principal investment strategies section, “Any derivatives that provide exposure to the investment focus suggested by the fund’s name, or to one or more market risk factors associated with the investment focus suggested by the fund’s name, are counted (as applicable) toward compliance with the fund’s 80% investment policy.” Please add disclosure that identifies the types of derivatives and corresponding risks.

Response:     This disclosure in the principal investment strategy is intended to describe compliance with the Fund’s Names Rule Policy (under Rule 35d-1 of the Investment Company Act of 1940). While each Fund may invest in derivatives, the Funds do not intend to do so as a principal investment strategy. Therefore, the Funds will not include further derivatives disclosure.

4.	Comment: Each Fund states in the principal investment strategies section, “The fund uses quantitative models and algorithms (an optimizer) to maintain a portfolio with sector, industry, volatility, and certain other characteristics similar to the Index.” Please add disclosure clarifying what “an optimizer” means.

Response:     The Registrant will amend the statutory section of the principal investment strategies section as follows (additions underlined): “The fund uses quantitative models and an optimizer to maintain a portfolio with sector, industry, volatility, and certain other characteristics similar to the Index. The optimizer is a systematic tool that uses algorithms to build consistent and properly balanced portfolios.”

5.	Comment: The “foreign risk” of the Active Core International Equity ETF principal risk section states, “[t]he fund’s overall foreign investing risk is increased to the extent it has exposure to emerging markets, which are more volatile than the markets of developed countries.” If the Fund will invest in emerging markets as part of its principal investment strategies, please include appropriate disclosure in the strategies section of the prospectus.

Response: While the Fund may invest in securities of emerging market countries, the Fund does not intend to do so as a principal investment strategy. Therefore, the Fund will not include emerging market stocks as a principal investment strategy or risk.

Emerging Markets Equity Research ETF

6.	Comment: The Fund states in the principal investment strategies section, “The fund may, at times, invest significantly in Asia and specifically, China.” To the extent the Fund’s principal investment strategy will lead to investing in China, consider adding disclosure regarding specialized share types such as China A shares.

Response:     The Fund does not intend to use specialized share types for investing in China as a principal investment strategy. Nevertheless, the Registrant will add the following as the last sentence to the “Foreign Securities” paragraph in the statutory section of the principal investment strategies section: “To the extent that the fund invests in China, the fund may invest in Chinese companies listed on the Shanghai and Shenzhen Stock Exchanges such as “A-shares” (which are denominated in RMB) and shares of Chinese companies denominated in other currencies that trade in or out of China.”

High Income Municipal ETF, Short Municipal Income ETF and Long Municipal Income ETF

7.	Comment: Each Fund’s principal investment strategies section states, “The fund may have significant exposure to specific states under some circumstances.” Please add disclosure briefly describing what such circumstances might be.

Response:      The Registrant will amend the sentence to the following (additions underlined): “The fund may have significant exposure to specific states when the adviser’s analysis identifies favorable market developments or trends, attractive relative values, or compelling fundamentals relating to a certain state that the adviser believes are underappreciated by the market. These factors will inform overall allocation decisions for the fund and seek to enhance the fund’s risk-return profile.”

Innovation Leaders ETF

8.	Comment: The principal investment strategies section states, “The majority of the fund’s assets will be invested in common stock.” Please disclose the other types of securities in which the fund may invest as part of its principal investment strategy.

Response:       In the summary and statutory principal investment strategies sections, as the next sentence, the Fund will add the following: “The fund may also invest in depositary receipts, including American Depositary Receipts (ADRs) and Global Depositary Receipts (GDRs).”

Long Municipal Income ETF

9.	Comment: The principal investment strategies state, “There are no maturity limitations on individual securities. However, under normal conditions, the fund’s weighted average effective maturity will exceed ten years.” If there are any limits on duration please disclose.

Response:     The Registrant intends to amend the disclosure as follows (additions underlined): “There are no limitations on maturities for individual securities or duration for the portfolio. However, under normal conditions, the fund’s weighted average effective maturity will exceed ten years.”

Statement of Additional Information

10.	Comment: In the Statement of Additional Information, with respect to the the industry concentration fundamental policy, please note that the Staff’s positions is that the funds should look through a private activity municipal debt security whose principal and interest payments are derived principally from the asset and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the funds compliance with its concentration policies.

Response:     The Registrant confirms that any investments in private activity municipal debt securities whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity will be monitored in accordance with the Staff’s position.

*        *        *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/ Sonia Kurian
Sonia Kurian
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.